[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

July 13, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0505

Re:	BlackRock Funds II Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 Securities Act File No. 333-143524

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission is Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-14 of BlackRock Funds II (the “Trust”), relating to the proposed acquisition by the BlackRock GNMA Portfolio (“BlackRock Portfolio”), a series of the Trust, of substantially all the assets and certain stated liabilities of The GNMA Fund Investment Accumulation Program, Inc. (the “GNMA Program”), in exchange for shares of beneficial interest of the BlackRock Portfolio.

The Amendment includes the complete pro forma financial statements and the Trust’s responses to comments on the Registration Statement provided by John Ganley and Brick Barrientos of the Staff. The Amendment also files as exhibits the opinion as to the legality of shares of BlackRock Portfolio to be issued in the Reorganization and the consents of the independent registered public accounting firms of the Black Rock Portfolio and the GNMA Program. Accordingly, on behalf of the Trust, I request that the Commission declare the Amendment effective at 9:00 a.m. on July 17, 2007, or as soon as possible thereafter.

Should members of the Staff have any questions regarding the Amendment, they should call the undersigned at (212) 728-8558 or Sanu Thomas at (212) 728-8505.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

Enclosures

cc:	John Ganley, Esq., Division of Investment Management Alice A. Pellegrino, Esq., BlackRock